                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2006

                          Commission File No. 000-27476

                          CoolBrands International Inc.
                 (Translation of registrant's name into English)

              8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                          Form 20-F [X] Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   COOLBRANDS INTERNATIONAL INC.

Date: January 17, 2006                        By: /s/ Gary P. Stevens
                                                 ------------------------------
                                                 Name:  Gary P. Stevens
                                                 Title: Chief Financial Officer

                                INDEX TO EXHIBITS

     99.1 Registrant's Press Release regarding its financial results for the first quarter of fiscal 2006 and commitment letters with JP Morgan Chase for secured credit facilities.

     99.2 Registrant's unaudited interim financial statements for the period ended November 30, 2005.

     99.3 Registrant's discussion and analysis of financial condition and results of operations.

     99.4 Registrant's form 52-109F2 - Certification of Interim Filings by CEO.

     99.5 Registrant's form 52-109F2 - Certification of Interim Filings by CFO.